SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Press Releases

On August 16, 2018, DHT Holdings, Inc. (the “Company”) issued a press release announcing that the Company entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% Convertible Senior Notes due 2019 (the “Existing Notes”) to exchange approximately $67.5 million aggregate principal amount of the Existing Notes for approximately $74.2 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 (the “Exchange Notes” and such transactions, the “Private Exchanges”).  The Company also announced that it entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 (the “New Notes” and, together with the Exchange Notes, the “2021 Notes”; such transactions, the “Private Placement”) for gross proceeds of approximately $41.6 million.

On August 23, 2018, the Company issued a press release announcing that the Private Exchanges and the Private Placement had closed and that the Private Exchanges included an additional $5.5 million aggregate principal amount of Existing Notes that were also held by one of the exchanging holders.

The press release issued by the Company on August 16, 2018 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press release issued by the Company on August 23, 2018 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Second Supplemental Indenture

In addition, to provide for the issuance of the 2021 Notes pursuant to the Private Exchanges and the Private Placement, on August 21, 2018 the Company entered into the second supplemental indenture, dated as of August 21, 2018 (the “Second Supplemental Indenture”), between the Company and U.S. Bank National Association, as trustee (“the Trustee”), to the indenture, dated as of September 15, 2014, between the Company and the Trustee.

The Second Supplemental Indenture is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Incorporation by Reference

Exhibits 4.1, 99.1 and 99.2 to this Report on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (file Nos. 333-199697 and 333-219069), initially filed with the Securities and Exchange Commission on October 30, 2014 and June 30, 2017, respectively, as amended, in each case to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

4.1	Second Supplemental Indenture, dated as of August 21, 2018, between the Company and U.S. Bank National Association
99.1	Press Release dated August 16, 2018
99.2	Press Release dated August 23, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2018	DHT HOLDINGS, INC.
(registrant)

	By:	/s/ Laila C. Halvorsen
Name: Laila C. Halvorsen
Title: Chief Financial Officer